Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 10-I dated March 6, 2007

Underlying supplement no. 100 dated December 12, 2006

Registration Statement no. 333-134553

Dated September 19, 2007

Rule 433

Preliminary Terms and Conditions, September 19, 2007	Telephone: +1 212 526 0905

Principal at Risk Buffered Return Enhanced Notes Linked to the S&P 500® Index

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 10-I dated March 6, 2007, underlying supplement no. 100 dated December 12, 2006 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 10-I, underlying supplement no. 100, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 10-I, underlying supplement no. 100, this term sheet and any other relevant terms supplement and the pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

The Principal at Risk Buffered Return Enhanced Notes Linked to the S&P 500® Index (the “Notes”) are designed for investors who seek buffered risk and potentially enhanced returns (up to a maximum of 20%) from leveraged exposure, from the Pricing Date to the Valuation Date, to the S&P 500® Index. Investments that are partially buffered against market declines and that provide leveraged exposure to appreciation in an index can help reduce portfolio risk while maintaining enhanced participation in equities, with a potential return, in the case of the Notes, that is capped at 20%. Investors should be willing to forgo interest and dividend payments during the term of the Notes. Investors must be willing to risk losing up to 90% of their principal.

Issuer:	Lehman Brothers Holdings Inc. (A1, A+, AA-)†
Issue Size:	$[TBD]
Pricing Date:	September 19, 2007‡
Settlement Date:	September 24, 2007‡
Valuation Date:	December 19, 2008‡††
Maturity Date:	December 24, 2008‡††
Term:	15 months
Index:	The S&P 500® Index
Buffer Amount:	10%
Participation Rate:	170%
Maximum Total Return:	20%
No Interest Payments:	There will be no interest payments during the term of the Notes.
Payment at Maturity (per $1,000):	If the Index Return is positive, you will receive a cash payment that provides you with a return on your investment equal to the product of the Index Return multiplied by the Participation Rate, subject to a Maximum Total Return of 20%. If the product of the Index Return and the Participation Rate is greater than the Maximum Total Return, you will receive $1,000 × (100% + Maximum Total Return) per $1,000 principal amount Note, which would entitle you to a maximum payment at maturity of $1,200 for every $1,000 principal amount Note that you hold. Accordingly, if the Index Return is positive, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Index Return × Participation Rate)]

provided, however, that in no event will you receive more than the maximum payment at maturity of $1,200 per $1,000 principal amount Note.

If the Index Return is negative, but its absolute value does not exceed the Buffer Amount, your principal will be fully protected. Accordingly, if the Index Return is less than or equal to zero and greater than or equal to -10%, you will receive a cash payment of $1,000 per $1,000 principal amount Note.

If the Index Return is negative, and its absolute value exceeds the Buffer Amount, your investment will have downside exposure to any decline in the Index beyond the Buffer Amount. If the Index

Return is negative and the absolute value of the Index Return is greater than 10%, you will lose 1% per $1,000 principal amount Note for every 1% that the Index Ending Level declines beyond 10% from the Index Starting Level. Accordingly, if the Index Return is negative and the absolute value of the Index Return is greater than 10%, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Index Return + 10%)].

You may lose up to 90% of your investment at maturity if the Index Return is negative and the absolute value of the Index Return exceeds the Buffer Amount.

Index Return:	Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level:	The Index closing level on the Pricing Date
Index Ending Level:	The Index closing level on the Valuation Date
Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof
Minimum Investment:	$10,000
CUSIP:	52517P5V9
ISIN:	US52517P5V98

‡	Expected. In the event that we make any change to the expected Pricing Date and Settlement Date, the Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 10-I.

Investing in the Principal at Risk Buffered Return Enhanced Notes Linked to the S&P 500® Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 10-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 100 and “ Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 10-I, underlying supplement no. 100 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees (2)	Proceeds to Us
Per Note	$1,000.00	$5.50	$994.50
Total	$	$	$
(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive fees equal to approximately $5.50 per $1,000 principal amount, or 0.55%, and may use these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

September 19, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 10-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 100 (which describes the Index, as defined herein, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 10-I, underlying supplement no. 100, this term sheet and any other relevant terms supplement for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the notes. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 10-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 10-I and “Risk Factors” in the accompanying underlying supplement no. 100, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows:

•	Product supplement no. 10-I dated March 6, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000110465907016624/a07-3345_40424b2.htm

•	Underlying supplement no. 100 dated December 12, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000095013606010223/file1.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Appreciation Potential: The Notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by the Participation Rate of 170%, up to the Maximum Total Return of 20%, or $200 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss: Payment at maturity of the full principal amount of the Notes is protected only against a decline of up to 10% from the Index Starting Level. If the Index Ending Level represents a decline of more than 10% from the Index Starting Level, for every 1% decline of the Index beyond 10%, you will lose an amount equal to 1% of the principal amount of your Notes.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument.

•	Upon the receipt of cash on the Maturity Date, you will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from your tax basis in the Note. Your tax basis in a Note generally will equal the amount you paid to acquire the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, Lehman Brothers Holdings Inc. intends to report any such gain or loss to the Internal Revenue Service in a manner consistent with the treatment of that gain or loss as capital gain or loss. If that gain or loss is treated as capital gain or loss, then any such gain or loss will generally be long-term capital gain or loss if you have held the Note for more than one year as of the Maturity Date. If you are an individual, long-term capital gains will be subject to reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

•

Upon a sale, exchange or other disposition of a Note prior to the Maturity Date, you will recognize gain or loss in an amount equal to the difference between the amount of cash received and your tax basis in the Note. Any such gain or loss will be treated as capital gain or loss. If you have held the Note for more than one year as of the date of such sale, exchange or other disposition, any such capital gain or loss will generally be long-term capital gain or loss. If you are an individual, long-term capital gains will be subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

•

If you are a non-United States holder of Notes, based on the treatment of the Notes as cash-settled financial contracts, United States federal withholding taxes should not be imposed on payments received upon any sale, exchange or other disposition of the Notes or on payments received at maturity in respect of the Notes. Back-up withholding generally will apply, however, if you fail to provide a taxpayer identification number, a certification of exempt status, or if you otherwise fail to comply with applicable certification requirements.

•	See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 10-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 10-I and in the “Risk Factors” section of the accompanying underlying supplement no. 100. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•

Your Investment in the Notes May Result in a Loss: The Notes do not guarantee a return of principal at maturity beyond the buffer amount. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. You will lose 1% per $1,000 principal amount Note for every 1% that the Index Ending Level declines beyond 10% as compared to the Index Starting Level. YOU MAY LOSE UP TO 90% OF YOUR PRINCIPAL IF THE LEVEL OF THE INDEX DECLINES.

•

The Appreciation Potential of the Notes Is Limited by the Maximum Total Return: The appreciation potential of the Notes is limited by the Maximum Total Return of 20%. As a result, you will not participate in any increase in the level of the Index, from the Index Starting Level to the Index Ending Level that is greater than an increase of approximately 11.76% (which is the Index Return that corresponds on a leveraged basis to the Maximum Total Return).

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of up to $5.50 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us, and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Index.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 10-I.

•

Credit of Issuers: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holding Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

•

You Must Rely on Your Own Evaluation of the Merits of an Investment in the Notes: In the ordinary course of their respective businesses, Lehman Brothers Holdings Inc. or its affiliates may from time to time express views on expected movements in the levels of the Index or the stocks underlying the Index. These views are sometimes communicated to clients that are active participants in the equity markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons, may be inconsistent with the investment view implied in the Notes and are subject to change. In connection with your purchase of the Notes, you should investigate the equity markets and not rely on views that may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the future performance of the Index or the stocks underlying the Index.

•

The Index Ending Level May be Below the Closing Level of the Index at the Maturity Date or at Other Times during the Term of the Notes: Because the Index Ending Level is calculated based on the closing level of the Index on the Valuation Date and not on the Maturity Date or any other date during the term of the notes, significant volatility in the closing level of the Index at or around the time of the Final Valuation Date could materially affect the Payment at Maturity. For example, a significant decline in the closing level of the Index on the Valuation Date would result in a corresponding decline in the Payment at Maturity notwithstanding a significant increase in the closing level of the Index on any date or dates subsequent to the Valuation Date. Under these circumstances, you may receive a lower Payment at Maturity than you would have received if you had invested in the stocks underlying the Index or contracts relating to the Index for which there is an active secondary market, the value of which could be realized on any date or dates other than, or in addition to, the Valuation Date.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount on the Notes at maturity, for a hypothetical range of performance of the Index for an Index Return of -100% to 100%. The table assumes an Index Starting Level of 1,519.78, a Maximum Total Return of 20% and a Participation Rate of 170%. The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual Payment at Maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Index Return	Hypothetical Index Ending Value	Hypothetical Total Payment at Maturity per $1,000 Note	Hypothetical Total Rate of Return	Hypothetical Annualized Pre-Tax Rate of Return
-100%	0.00	$100.00	-90.00%	-84.10%
-75%	379.95	$350.00	-65.00%	-56.76%
-50%	759.89	$600.00	-40.00%	-33.50%
-45%	835.88	$650.00	-35.00%	-29.11%
-40%	911.87	$700.00	-30.00%	-24.79%
-35%	987.86	$750.00	-25.00%	-20.53%
-30%	1,063.85	$800.00	-20.00%	-16.32%
-25%	1,139.84	$850.00	-15.00%	-12.17%
-20%	1,215.82	$900.00	-10.00%	-8.07%
-15%	1,291.81	$950.00	-5.00%	-4.01%
-10%	1,367.80	$1,000.00	0.00%	0.00%
-5%	1,443.79	$1,000.00	0.00%	0.00%
0%	1,519.78	$1,000.00	0.00%	0.00%
5%	1,595.77	$1,085.00	8.50%	6.73%
10%	1,671.76	$1,170.00	17.00%	13.36%
15%	1,747.75	$1,200.00	20.00%	15.68%
20%	1,823.74	$1,200.00	20.00%	15.68%
25%	1,899.73	$1,200.00	20.00%	15.68%
30%	1,975.71	$1,200.00	20.00%	15.68%
35%	2,051.70	$1,200.00	20.00%	15.68%
40%	2,127.69	$1,200.00	20.00%	15.68%
45%	2,203.68	$1,200.00	20.00%	15.68%
50%	2,279.67	$1,200.00	20.00%	15.68%
75%	2,659.62	$1,200.00	20.00%	15.68%
100%	3,039.56	$1,200.00	20.00%	15.68%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total payments at maturity set forth in the table above are calculated.

Example 1: The level of the Index increases from the Index Starting Level of 1,519.78 to an Index Ending Level of 1,595.77. Because the Index Ending Level of 1,595.77 is above the Index Starting Level of 1,519.78 and the Index Return of 5% multiplied by 170% does not exceed the Maximum Total Return of 20%, the investor receives a payment at maturity of $1,085 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (5% × 170%)] = $1,085.00

Example 2: The level of the Index increases from the Index Starting Level of 1,519.78 to an Index Ending Level of 1,975.71. Because the Index Ending Level of 1,975.71 is above the Index Starting Level of 1,519.78 and the Index Return of 30% multiplied by 170% exceeds the Maximum Total Return of 20%, the investor receives a payment at maturity of $1,200 (the maximum payment on the Notes) per $1,000 principal amount Note.

Example 3: The level of the Index decreases from the Index Starting Level of 1,519.78 to an Index Ending Level of 1,443.79. Because the level of the Index has declined from the Index Starting Level of 1,519.78 and the percentage decline, 5%, does not exceed the Buffer Amount of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 4: The level of the Index decreases from the Index Starting Level of 1,519.78 to an Index Ending Level of 1,063.85. Because the level of the Index has declined from the Index Starting Level of 1,519.78 and the percentage decline, 30%, exceeds the Buffer Amount of 10%, the investor will receive a payment at maturity of $800 per $1,000 principal amount Note calculated as follows:

$1,000 + [($1,000 × (-30% + 10%)] = $800

Historical Information

The following graph sets forth the historical performance of the Index from September 18, 2002 through September 18, 2007. The closing level of the Index on September 18, 2007 was 1,519.78.

We obtained the closing levels of the Index below from Bloomberg Financial Markets, and, accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Valuation Date. We cannot give you assurance that the performance of the Index will result in any amount in excess of the principal amount.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and the Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement that will contain the final pricing terms of the Notes.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap or related hedge transactions.